

ENTRÉE GOLD INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in United States dollars)

September 30, 2015



Entrée Gold Inc.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Suite 1201, 1166 Alberni Street, Vancouver, BC Canada V6E 3Z3
Tel: 604.687.4777 | Fax: 604.687.4770 | Toll Free: 1.866.368.7330
TSX: ETG | NYSE AMEX: EGI | FRANKFURT: EKA

www.entreegold.com

ENTRÉE GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Expressed in United States dollars)

	September 30, 2015	December 31, 2014
ASSETS		
Current		
Cash and cash equivalents (Note 4)	$ 25,485,324	$ 33,517,096
Receivables	129,671	133,729
Prepaid expenses	394,335	856,358
Total current assets	26,009,330	34,507,183
Equipment (Note 6)	131,376	177,566
Mineral property interests (Note 7)	38,970,328	44,419,538
Reclamation deposits	478,897	474,959
Other assets	142,655	111,252
Total assets	$ 65,732,586	$ 79,690,498
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 1,045,398	$ 1,903,472
Loans payable to Oyu Tolgoi LLC (Note 8)	6,685,556	6,355,408
Deferred revenue (Note 9)	29,888,011	34,507,372
Deferred income tax liabilities	2,509,955	3,407,124
Total liabilities	40,128,920	46,173,376
Stockholders' equity		
Common stock, no par value, unlimited number authorized, (Note 10) 147,024,385 (December 31, 2014 - 146,984,385) issued and outstanding	177,148,233	177,138,693
Additional paid-in capital	20,353,129	20,346,551
Accumulated other comprehensive loss (Note 14)	(7,021,346)	(2,850,122)
Accumulated deficit	(164,876,350)	(161,118,000)
Total stockholders' equity	25,603,666	33,517,122
Total liabilities and stockholders' equity	$ 65,732,586	$ 79,690,498

Nature and continuance of operations (Note 1)

Commitments and Contingencies (Note 16)

Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in United States dollars)

	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014		Nine Months Ended September 30, 2015		Nine Months Ended September 30, 2014
EXPENSES							
Exploration (Note 7)	$	1,066,201	$	2,268,197	$	4,292,868	$	4,589,668
General and administration		777,445		844,646		2,517,770		2,968,843
Consultancy and advisory fees		-		177,194		125,000		696,936
Impairment of mineral property interests		-		552,095		-		552,095
Depreciation		10,183		16,277		32,946		51,112
Gain on sale of mineral property interests		-		-		-		(28,096)
Foreign exchange gain		(1,134,618)		(1,126,822)		(2,514,724)		(1,316,235)
Loss from operations		(719,211)		(2,731,587)		(4,453,860)		(7,514,323)
Interest income		15,339		79,174		87,420		259,464
Interest expense (Note 5)		(81,263)		(66,735)		(210,558)		(197,120)
Loss from equity investee (Note 5)		(25,416)		(29,369)		(78,386)		(78,933)
Loss before income taxes		(810,551)		(2,748,517)		(4,655,384)		(7,530,912)
Current income tax recovery (expense)		(92)		-		(135)		133,379
Deferred income tax recovery		661,992		1,348,919		897,169		1,792,159
Net loss	$	(148,651)	$	(1,399,598)	$	(3,758,350)	$	(5,605,374)
Comprehensive loss:							
Net loss	$	(148,651)	$	(1,399,598)	$	(3,758,350)	$	(5,605,374)
Foreign currency translation adjustment (Note 14)		(1,888,750)		(1,879,527)		(4,171,224)		(2,136,207)
Comprehensive loss:	$	(2,037,401)	$	(3,279,125)	$	(7,929,574)	$	(7,741,581)
Basic and diluted net loss per share	$	(0.00)	$	(0.01)	$	(0.03)	$	(0.04)
Weighted average number of common shares outstanding		147,015,907		146,984,385		147,003,543		146,849,770

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Unaudited - Expressed in United States dollars)

	Number of Shares		Common Stock		Additional Paid-in Capital		Accumulated Other Comprehensive Income (Loss)		Accumulated Deficit		Total Stockholders' Equity
Balance, September 30, 2014	146,984,385	$	177,138,693	$	20,095,161	$	(1,670,592)	$	(158,054,186)	$	37,509,076
Stock-based compensation	-		-		251,390		-		-		251,390
Foreign currency translation adjustment	-		-		-		(1,179,530)		-		(1,179,530)
Net loss	-		-		-		-		(3,063,814)		(3,063,814)
Balance, December 31, 2014	146,984,385	$	177,138,693	$	20,346,551	$	(2,850,122)	$	(161,118,000)	$	33,517,122
Foreign currency translation adjustment	-		-		-		(2,835,342)		-		(2,835,342)
Net loss	-		-		-		-		(560,678)		(560,678)
Balance, March 31, 2015	146,984,385	$	177,138,693	$	20,346,551	$	(5,685,464)	$	(161,678,678)	$	30,121,102
Shares issued:											
Exercise of stock options	30,000		7,278		(2,155)		-		-		5,123
Foreign currency translation adjustment	-		-		-		552,868		-		552,868
Net loss	-		-		-		-		(3,049,021)		(3,049,021)
Balance, June 30, 2015	147,014,385	$	177,145,971	$	20,344,396	$	(5,132,596)	$	(164,727,699)	$	27,630,072
Shares issued:											
Exercise of stock options	10,000		2,262		(669)		-		-		1,593
Stock-based compensation	-		-		9,402		-		-		9,402
Foreign currency translation adjustment	-		-		-		(1,888,750)		-		(1,888,750)
Net loss	-		-		-		-		(148,651)		(148,651)
Balance, September 30, 2015	147,024,385	$	177,148,233	$	20,353,129	$	(7,021,346)	$	(164,876,350)	$	25,603,666

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in United States dollars)

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (3,758,350)	$ (5,605,374)
Items not affecting cash:		
Depreciation	32,946	51,112
Stock-based compensation	9,402	-
Loss from equity investee	78,386	78,933
Interest expense	210,558	197,120
Deferred income tax recovery	(897,169)	(1,792,159)
Gain on sale of mineral property interests	-	(28,096)
Impairment of mineral property interests	-	552,095
Unrealized foreign exchange gain	(2,577,230)	(1,288,443)
Other items not affecting cash	1,974	-
Changes in assets and liabilities:		
Receivables	(14,673)	83,832
Prepaid expenses	368,194	(185,425)
Other assets	(1,262)	12,495
Accounts payable and accrued liabilities	(639,399)	348,702
Net cash used in operating activities	(7,186,623)	(7,575,208)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of capital stock	6,716	-
Net cash provided by financing activities	6,716	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral property interests	(500,000)	(100,000)
Reclamation deposits	(3,628)	17,249
Acquisition of equipment	(11,113)	(13,074)
Proceeds from sale of mineral property interests	-	28,096
Net cash used in investing activities	(514,741)	(67,729)
Effect of foreign currency translation on cash and cash equivalents	(337,124)	(319,981)
Change in cash and cash equivalents during the period	(8,031,772)	(7,962,918)
Cash and cash equivalents, beginning of period	33,517,096	46,701,216
Cash and cash equivalents, end of period	$ 25,485,324	$ 38,738,298
Cash paid for interest during the period	$ -	$ -
Cash paid for income taxes during the period	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 15)
The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2015
(Unaudited - Expressed in United States dollars)

1.   **NATURE AND CONTINUANCE OF OPERATIONS**

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the *Business Corporations Act* (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as the "Company"), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company's ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next 12 months.

2.   **BASIS OF PRESENTATION**

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2014. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015.

3.   **SIGNIFICANT ACCOUNTING POLICIES**

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2014.

4.   **CASH AND CASH EQUIVALENTS**

Cash and cash equivalents consist of cash at bank and in hand of $25,485,324 as at September 30, 2015 (December 31, 2014 - $33,517,096).

5.   **LONG-TERM INVESTMENTS**

Equity Method Investment

The Company accounts for its interest in a joint venture with Oyu Tolgoi LLC ("OTLLC"), a company owned 66% by Turquoise Hill Resources Ltd. ("Turquoise Hill") and 34% by the Government of Mongolia (Note 7), as a 20% equity investment. The Company's share of the loss of the joint venture is $78,386 for the nine months ended September 30, 2015 (September 30, 2014 - $78,933) plus accrued interest expense of $210,558 for the nine months ended September 30, 2015 (September 30, 2014 - $197,120).

(Unaudited - Expressed in United States dollars)

6. EQUIPMENT

	September 30, 2015			December 31, 2014		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Office equipment	$ 70,429	$ 55,247	$ 15,182	$ 81,314	$ 60,877	$ 20,437
Computer equipment	323,977	267,019	56,958	363,823	290,361	73,462
Field equipment	187,982	134,903	53,079	217,036	141,797	75,239
Buildings	42,235	36,078	6,157	48,762	40,334	8,428
	$ 624,623	$ 493,247	$ 131,376	$ 710,935	$ 533,369	$ 177,566

7. MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests is in good standing.

Material Properties

The Company's two principal assets are the Ann Mason project (the "Ann Mason Project") in Nevada and its interest in the Lookout Hill property in Mongolia.

Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The project area includes the Ann Mason and the Blue Hill deposits, several early-stage copper porphyry targets including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets, and the Minnesota, Shamrock and Ann South copper skarn targets.

Certain of the unpatented lode claims are leased to the Company pursuant to a mining lease and option to purchase agreement ("MLOPA") with two individuals. Under the MLOPA, the Company has the option to purchase the claims for $500,000, which, if exercised, will be subject to a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million). The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

In September 2009, the Company entered into an agreement whereby the Company may acquire an 80% interest in certain unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement ($100,000 of which has been paid); and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

In February 2013, the Company entered into an agreement with Sandstorm Gold Ltd. ("Sandstorm") whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for an upfront payment of $5

(Unaudited - Expressed in United States dollars)

7. MINERAL PROPERTY INTERESTS (cont'd...)

Material Properties (cont'd...)

Ann Mason, Nevada, United States (cont'd...)

million (the "Sandstorm NSR Payment") which was recorded as a recovery to acquisition costs. In addition, certain of the patented lode claims are subject to a 2% NSR royalty.

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia ("MRAM") in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property"). Most of Turquoise Hill's rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% owned by the Company, but is subject to a right of first refusal by OTLLC.

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Investment Agreement, although the Company is not a party to the Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

On February 27, 2013, MRAM delivered notice (the "Notice") to the Company advising that the Company is temporarily restricted from transferring, selling or leasing the Shivee Tolgoi and Javhlant mining licences. While the Company was subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has yet to receive official notification of the lifting of the restriction.

As of September 30, 2015, the Entrée-OTLLC Joint Venture had expended approximately $27.5 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).

Other Properties

The Company also has interests in non-material properties in Australia, the United States and Peru.

(Unaudited - Expressed in United States dollars)

7. MINERAL PROPERTY INTERESTS (cont'd...)

Capitalized mineral property acquisition costs are summarized as follows:

	September 30, 2015	December 31, 2014
Ann Mason	$ 38,080,862	$ 43,966,474
Other	889,466	453,064
Total	$ 38,970,328	$ 44,419,538

Ann Mason capitalized mineral property acquisition costs are net of the $5 million Sandstorm NSR Payment.

Expensed exploration costs are summarized as follows:

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
US	$ 781,891	$ 1,843,940	$ 3,120,600	$ 2,976,645
Mongolia	268,614	364,356	1,074,397	1,313,250
Other	15,696	59,901	97,871	299,773
Total all locations	$ 1,066,201	$ 2,268,197	$ 4,292,868	$ 4,589,668

8. LOANS PAYABLE

Under the terms of the Entrée-OTLLC Joint Venture (Note 7), OTLLC will contribute funds to approved joint venture programs and budgets on the Company's behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC's actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company's share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

9. DEFERRED REVENUE

In February 2013, the Company entered into an equity participation and funding agreement with Sandstorm that provided an upfront deposit (the "Deposit") from Sandstorm of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company's share of gold, silver and copper production from the Joint Venture Property as follows:

- 25.7% of the Company's share of gold and silver, and 2.5% of the Company's share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property; and

(Unaudited - Expressed in United States dollars)

9. DEFERRED REVENUE (cont'd...)

- 33.8% of the Company's share of gold and silver, and 2.5% of the Company's share of copper, produced from the Javhlant mining licence.

In addition to the Deposit, upon delivery of the metal credits Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will increase to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits. The Company recorded the Deposit as deferred revenue and will recognize amounts in revenue as metal credits are delivered to Sandstorm. As a nonmonetary item, the deferred revenue balance is recorded at the historical basis of C$40,032,000 and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. Although underground development pre-start activities are underway, first development production is not expected until after 2020.

10. COMMON STOCK

Share issuances

During the nine months ended September 30, 2015, the Company issued 40,000 common shares for cash proceeds of $6,715 on the exercise of stock options. The fair value recorded when the options were granted of $2,824 has been transferred from additional paid-in capital to common stock on the exercise of the options.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations and Comprehensive Loss.

(Unaudited - Expressed in United States dollars)

10. COMMON STOCK (cont'd...)

Stock options (cont'd...)

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2013	14,400,500	1.22
Granted	2,815,000	0.21
Expired	(2,811,500)	1.99
Forfeited	(625,000)	1.43
Balance at December 31, 2014	13,779,000	0.85
Expired	(80,000)	0.46
Balance at March 31, 2015	13,699,000	0.85
Exercised	(30,000)	0.21
Balance at June 30, 2015	13,669,000	0.85
Granted	100,000	0.38
Exercised	(10,000)	0.21
Expired	(300,000)	2.34
Balance at September 30, 2015	13,459,000	0.81

(Unaudited - Expressed in United States dollars)

10. COMMON STOCK (cont'd...)

Stock options (cont'd...)

The number of stock options exercisable at September 30, 2015 was 13,409,000.

At September 30, 2015, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)
1,172,500	2.86	-	November 22, 2015	1,172,500	-
200,000	3.47	-	January 4, 2016	200,000	-
125,000	2.94	-	March 8, 2016	125,000	-
150,000	2.05	-	July 7, 2016	150,000	-
100,000	2.23	-	July 15, 2016	100,000	-
1,561,500	1.25	-	January 6, 2017	1,561,500	-
100,000	0.73	-	June 18, 2017	100,000	-
4,630,000	0.56	-	March 15, 2018	4,630,000	-
50,000	0.32	2,500	April 9, 2018	50,000	2,500
150,000	0.34	4,500	June 27, 2018	150,000	4,500
2,345,000	0.30	164,150	December 19, 2018	2,345,000	164,150
2,775,000	0.21	444,000	December 22, 2019	2,775,000	444,000
100,000	0.38	-	July 12, 2020	50,000	-
13,459,000		$ 615,150		13,409,000	$ 615,150

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company's closing stock price of C$0.37 per share as of September 30, 2015, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of September 30, 2015 was 5,320,000. The total intrinsic value of options exercised during the nine months ended September 30, 2015 was $7,914 (September 30, 2014 - $Nil).

Subsequent to September 30, 2015, the Company issued 69,033 common shares upon the cashless exercise of 90,000 stock options with an exercise price of C$0.30 and 110,000 stock options with an exercise price of C$0.21.

(Unaudited - Expressed in United States dollars)

10. COMMON STOCK (cont'd...)

Stock-based compensation

100,000 stock options were granted during the nine months ended September 30, 2015 with a fair value of $14,922 (September 30, 2014 - $Nil). Stock-based compensation recognized during the nine months ended September 30, 2015 was $9,402 (September 30, 2014 - $Nil) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
General and administration	$ 9,402	$ -	$ 9,402	$ -
	$ 9,402	$ -	$ 9,402	$ -

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	September 30, 2015	September 30, 2014
Risk-free interest rate	0.80%	-
Expected life of options (years)	4.6	-
Annualized volatility	71%	-
Dividend rate	0.00%	-
Fair value per option	$0.15	-

(Unaudited - Expressed in United States dollars)

11. SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	September 30, 2015	December 31, 2014
Identifiable assets		
USA	$ 39,480,591	$ 46,949,474
Canada	24,713,835	31,274,058
Other	1,538,160	1,466,966
	$ 65,732,586	$ 79,690,498

12. FAIR VALUE ACCOUNTING

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At September 30, 2015, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $25,485,324.

13. DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. In addition, as certain of the Company's consolidated subsidiaries' functional currency is the United States dollar, the Company is exposed to foreign currency translation risk. The Company does not use derivative instruments to reduce this currency risk.

(Unaudited - Expressed in United States dollars)

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (OCI(L))

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2014
Accumulated OCI(L), beginning of period:				
Currency translation adjustment	$ (5,132,596)	$ 208,935	$ (2,850,122)	$ 465,615
OCL for the period:				
Currency translation adjustments	$ (1,888,750)	$ (1,879,527)	$ (4,171,224)	$ (2,136,207)
Accumulated OCL, end of period:				
Currency translation adjustment	$ (7,021,346)	$ (1,670,592)	$ (7,021,346)	$ (1,670,592)

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions during the nine months ended September 30, 2015. The significant non-cash transaction for the nine months ended September 30, 2014 consisted of the issuance of 250,000 common shares in payment of mineral property acquisitions valued at $73,618 which have been capitalized as mineral property interests.

16. COMMITMENTS AND CONTINGENCIES

The Company is committed to make lease payments for the rental of office space as follows:

2015	$ 69,278
2016	244,760
2017	70,754
	$ 384,792

The Company incurred lease expense of $282,513 (September 30, 2014 – $300,141) for the nine months ended September 30, 2015.

In the event of a partial expropriation of the Company’s economic interest, contractually or otherwise, in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement with Sandstorm, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance) and the metal credits that the Company is required to deliver to Sandstorm will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

17. TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the nine months ended September 30, 2015.

18.   **SUBSEQUENT EVENTS**

Subsequent to September 30, 2015, the Company issued 69,033 common shares upon the cashless exercise of 90,000 stock options with an exercise price of C$0.30 and 110,000 stock options with an exercise price of C$0.21.